                                   [AXA LOGO]




                                 PRESS RELEASE



                                                        Paris, February 12, 2001



--------------------------------------------------------------------------------

                   STRONG GROWTH IN AXA CONSOLIDATED REVENUES


            2000 CONSOLIDATED REVENUES ROSE TO EURO 80.1 BILLION, AN

                       INCREASE OF 20.3% COMPARED TO 1999

                ON A COMPARABLE BASIS(1), THE INCREASE WAS 10.9%


              EXCLUDING DLJ, WHICH WAS SOLD ON NOVEMBER 3RD, 2000,

              CONSOLIDATED REVENUES AMOUNTED TO EURO 69.4 BILLION,

                      AN INCREASE OF 22.0% COMPARED TO 1999

                          (+7.7% ON A COMPARABLE BASIS)

--------------------------------------------------------------------------------

Strong development in life and savings (+8.6%) particularly in France (+18.7%), Belgium (+20.6%) and Asia Pacific (+16.3%).

Moderate, but gradually increasing growth in property and casualty (+3.7%).

Very strong growth in asset management revenues (+21.2%).




-----------------------------
(1) The change in revenues on a comparable basis is calculated on a constant currency, accounting and structural basis. All changes referred to in the text are on a comparable basis except where otherwise stated.

                                        --------------------------------------------------------
                                                                                     change on a
             EURO MILLION                 December      December     change in %     comparable
                                          31, 2000      31, 1999                       basis
------------------------------------------------------------------------------------------------
TOTAL                                      80,062         66,528         +20.3%           +10.9%
------------------------------------------------------------------------------------------------
LIFE AND SAVINGS                           46,090         37,091         +24.3%            +8.6%
 . Europe                                   26,672         23,422         +13.9%            +8.9%
 . North America                            12,527         10,810         +15.9%            +4.1%
 . Asia-Pacific                              6,891          2,859        +141.1%           +16.3%
------------------------------------------------------------------------------------------------
PROPERTY AND CASUALTY                      15,573         13,593         +14.6%            +3.7%
 . Europe                                   14,735         12,919         +14.1%            +3.8%
 . North America                               663            580         +14.3%            -0.9%
 . Asia-Pacific                                176             94         +87.1%            +6.5%
------------------------------------------------------------------------------------------------
INTERNATIONAL INSURANCE                     3,653          3,109         +17.5%           +10.6%
------------------------------------------------------------------------------------------------
TOTAL INSURANCE AND REINSURANCE            65,316         53,792         +21.4%            +7.4%
------------------------------------------------------------------------------------------------
FINANCIAL SERVICES AND HOLDING COMPANIES   14,745         12,736         +15.8%           +31.1%
 . Asset Management                          2,983          1,928         +54.7%           +21.2%
 . Other Financial Services and Holdings    11,763         10,808          +8.8%           +33.5%
------------------------------------------------------------------------------------------------


Exchange rate variations due to the fall of the Euro, account for Euro 5.3 billion in the growth of AXA revenues between the two periods.

LIFE AND SAVINGS
----------------

Consolidated life and savings premium income rose 8.6% to Euro 46,090 million.

EUROPE

In France, premium income increased to Euro 12,528 million, up 18.7%. Growth stems mostly from the development of individual savings and pension products (66% of total written premiums) which are up by 30.6%, particularly due to the development of unit-linked policies (60% of individual savings and pensions premiums compared to 44% in 1999).

In the United Kingdom, written premiums amounted to Euro 7,939 million, down 3.7%. Strong growth in pension products (up 14.0% representing 50% of total premiums excluding health) was offset by lower life products sales. This decrease was mainly due to very high 1999 sales, which had been supported by promotional campaigns, as well as increased competition in the U.K. market in 2000. In health, written premiums increased by 5.1% to Euro 1,079 million as a result of rate increases in both commercial and individual lines which were made to improve the businesses' profitability.

In Germany, revenues amounted to Euro 2,912 million, up 2.7%. AXA experienced strong growth in its individual unit-linked contract sales, which are up 117.6%, and now represent 4% of German life revenues compared to 2% in 1999. Health premiums were up 9.3%, as a result of both rate increases and strong new business figures.

In Belgium, premium income amounted to Euro 1,099 million, an increase of 20.6%. This increase was driven by sustained growth in the individual life segment (+25.6%), primarily in unit-linked savings products (+93.6%) which now represent 31% of the individual life portfolio compared to 20% in 1999.

In other European countries, premium increased by 8.5% to Euro 2,193 million. Spain (+26.1% to Euro 420 million) and Italy (+13.8% to Euro 390 million) had the strongest growths.

NORTH AMERICA

In the United States, premiums amounted to Euro 12,483 million, up 4.1%. Strong sales growth in the first half of the year was followed by a slowdown in the second half due to a difficult and volatile financial market environment. Sales in individual retirement and savings products (65% of premiums) were up 1.4%, driven by the availability of new product features and options, and the expansion of the wholesale distribution network which is growing +12.8%.

Other revenues (4% of the activity), particularly fees on sales of AMA accounts and on mutual funds increased by +121.8%. Fee income from mutual fund sales (Euro 436 million) is increasing by +38.4%, showing first results of AXA Financial roll-out of financial planning.

ASIA PACIFIC

In Australia and New Zealand, premiums increased 27.1% to Euro 2,487 million. This growth is mainly due to savings and retirement products (up 34%) which were benefiting from strong product improvements (more competitive rates, improvement of client services). Health premiums were up 10.2% due to the introduction of favorable governmental incentive programs.(2)

Japan's written premiums in 2000 consist of premiums received from the former AXA Life Japan for the first quarter and of premiums received from the newly renamed company "AXA Japan", the former AXA Nichidan, for the second and third quarters. Total premiums were up 12.4% to Euro 3,354 million. The main part of this growth stems from a large group annuity contract and to a lesser extent from a new variable life product, which was launched in July.

PROPERTY AND CASUALTY
---------------------

Consolidated premium income rose to Euro 15,573 million during 2000, an increase of 3.7%.

EUROPE

In France, premiums are stable at Euro 4,001 million. AXA continued to implement a strict underwriting policy with targeted rate increases. The impact of rate increases partially offset a slight erosion in the overall number of policies. Motor premiums (44% of total P&C revenues), were stable (-0.4%), property premiums (33% of revenues) were down by -1.7%.


---------------------
(2) CORRECTION: The last sentence of this paragraph is amended and restated to read as follows: "Health premiums were up 9.2% due to the introduction of favorable governmental incentive programs."

In Germany, premium income is stable versus 1999 (-0.3%) at Euro 3,085 million. Revenues were impacted by the contraction of the Albingia portfolio and by a particularly competitive environment, mainly in commercial lines. In motor (28% of the activity), premium income was stable and in property (20% of the activity), premiums decreased by 3.7%.

In the United Kingdom, written premiums increased by 1.8% to Euro 2,687 million. Excluding discontinued activities, premiums grew 3.3% mainly driven by a 8.7% growth in motor business due to rate increases implemented since the end of 1999. Other business lines revenues were overall stable.

In Belgium, premium income amounted to Euro 1,297 million, an increase of 1.5%. Motor (43% of premiums) is up 2.5%. Price increases in both personal and commercial motor lines in June 2000 led to an increase in the average premium of approximately 2%.

In other European countries, premium increased 15.5% to Euro 3,665 million, with a particularly strong growth in Spain (+22.3%) and Italy (+15.0%). Growth has been driven by the strong performance of motor insurance, which represents two thirds of the business in both countries.


INTERNATIONAL INSURANCE
-----------------------

Consolidated revenues of this segment, primarily made up of AXA Corporate Solutions, (which now covers the activities of reinsurance and large risks), increased to Euro 3,653 million, up 10.6%.

The new entity AXA Corporate Solutions experienced a revenue growth of 10.7% to reach Euro 3,298 million.

The Reinsurance premium income amounted to Euro 2,165 million(3), an increase of 34.2% due to a 50% growth in property insurance premiums, which represent 92% of total written premiums.

AXA Corporate Solutions Assurance (formerly AXA Global Risks) saw its premium income decrease by 15.6% to Euro 1,057 million(4), due to non-renewals of business resulting from a more selective underwriting policy (-52% in the United Kingdom; -72% in the U.S.).

Premium income at Assistance companies rose 12.4% to Euro 329 million.


ASSET MANAGEMENT
----------------

Asset management revenue increased 21.2% to Euro 2,983 million.

On a constant exchange rate, Alliance Capital's revenues were up 33.4% to Euro 2,577 million, including Euro 263 million from Sanford Bernstein, acquired in October 2000.

-----------------
(3)  CORRECTION:  "Euro 2,165 million" is replaced by "Euro 2,125 million".

(4)  CORRECTION:  "Euro 1,057 million" is replaced by "Euro 1,097 million".

On a comparable basis (excluding Sanford Bernstein), Alliance Capital's revenues were up 19.7%, as a consequence of strong growth in average assets under management (+21%) and a favorable shift in product mix towards equity products.

AXA Investment Managers revenues increased by 33.4% to Euro 381 million. Growth is attributable to the growth of assets under management (+7.4%) as well as an increase in rates due to a shift from general account to separate account investments and an improvement in product mix.


OTHER FINANCIAL SERVICES
------------------------

Donaldson, Lufkin & Jenrette, consolidated in the AXA group accounts for the first 9 months of 2000, experienced a 39.3% growth to Euro 10,686 million.


                                      * *
                                       *


    THIS PRESS RELEASE IS AVAILABLE ON THE AXA GROUP WEB SITE: www.axa.com


MEDIA RELATIONS                          INVESTOR RELATIONS
---------------                          ------------------
Christophe DUFRAUX: +33.1.40.75.46.74    Greg WILCOX +1.212.314.4040
Emmanuelle ISNARD: +33.1.40.75.47.22
                                         PARIS
                                         -----
                                         Matthieu ANDRE: +33.1 40.75.46.85
                                         Marie-Flore BACHELIER: +33.1.40.75.49.45
                                         Anne-Karin DURANTE: +33.1.40.75.57.91
                                         Rebecca ANTONIOU: +33.1.40.75.49.05

                                         NEW YORK
                                         --------
                                         Caroline PORTEL: +1.212.314.6182

     APPENDIX: CONSOLIDATED REVENUE BREAKDOWN IN EURO MILLION

                                        --------------------------------------------------------
                                                                                     change on a
             EURO MILLION                 December      December     change in %     comparable
                                          31, 2000      31, 1999                       basis
------------------------------------------------------------------------------------------------
TOTAL                                      80,062         66,528         +20.3%           +10.9%
------------------------------------------------------------------------------------------------
LIFE AND SAVINGS                           46,090         37,091         +24.3%            +8.6%
 .Europe                                    26,672         23,422         +13.9%            +8.9%
  France                                   12,528         10,555         +18.7%           +18.7%
  United Kingdom                            7,939          7,205         +10.2%            -3.7%
  Germany                                   2,912          2,757          +5.6%            +2.7%
  Belgium                                   1,099            912         +20.6%           +20.6%
  Other countries*                          2,193          1,992         +10.1%            +8.5%
 .North America                             12,527         10,810         +15.9%            +4.1%
 .Asia-Pacific                               6,891          2,859        +141.1%           +16.3%
  Australia and New Zealand                 2,487          1,810         +37.4%           +27.1%
  Japan                                     3,354            133      +2,426.1%           +12.4%
  Rest of Asia                              1,050            916         +14.7%            +5.1%
------------------------------------------------------------------------------------------------
PROPERTY AND CASUALTY                      15,573         13,593         +14.6%            +3.7%
 .Europe                                    14,735         12,919         +14.1%            +3.8%
  France                                    4,001          3,926          +1.9%            -0.0%
  Germany                                   3,085          2,766         +11.5%            -0.3%
  United Kingdom                            2,687          2,008         +33.8%            +1.8%
  Belgium                                   1,297          1,285          +0.9%            +1.5%
  Other countries*                          3,665          2,933         +25.0%           +15.5%
 .North America                                663            580         +14.3%            -0.9%
 .Asia-Pacific                                 176             94         +87.1%            +6.5%
------------------------------------------------------------------------------------------------
INTERNATIONAL INSURANCE                     3,653          3,109         +17.5%           +10.6%
------------------------------------------------------------------------------------------------
TOTAL INSURANCE AND REINSURANCE            65,316         53,792         +21.4%            +7.4%
------------------------------------------------------------------------------------------------
FINANCIAL SERVICES AND HOLDING COMPANIES   14,745         12,736         +15.8%           +31.1%
 .Asset Management                           2,983          1,928         +54.7%           +21.2%
  AXA Investment Managers                     381            227         +68.1%           +33.4%
  Alliance Capital                          2,577          1,674         +53.9%           +19.7%
  National Mutual Funds Management             24             27         -10.4%           +10.0%
 .Other Financial Services and Holdings     11,763         10,808          +8.8%           +33.5%
  DLJ                                      10,686          9,671         +10.5%           +39.3%
  Europe                                    1,077          1,137          -5.3%            -2.4%
------------------------------------------------------------------------------------------------

* Including Morocco and Turkey